SECURITIES AND EXCHANGE COMMISSION
			WASHINGTON, D.C. 20549

				Form 10-C
		Report by Issuer of Securities Quoted on NASDAQ
			Interdealer Quotation System

			Filed Pursuant to Section 13 or 15(d) of the
		      Securities Exchange Act of 1934 and Rule 13a-176
				or 15d-17 thereunder

			THE TODD-AO CORPORATION
		(Exact name of issuer as specified in its charter)

		DELAWARE                            13-1679856
	 (State of incorporation)            (I.R.S. Employer Identification Number)

			172 GOLDEN GATE AVENUE
			SAN FRANCISCO, CALIFORNIA 94102
	(Address, including zip code of Registrant's principal executive offices)

Issuer's telephone number, including area code: (213) 962 4020

	I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of Security: Class A Common Stock
2.  Number of shares outstanding before the change: 5,836,128
3.  Number of shares outstanding after the change:  6,419,569
4.  Effective Date of change: September 29, 1995
5.  Method of Change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):
     Stock Dividend

     Give brief description of transaction: 10% stock dividend payable September 29, 1995 to holders of record on September 8, 1995.

		II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change: NA
2.  Name after change: NA
3.  Effective date of charter amendment changing name: NA
4.  Date of shareholder approval of change, if required: NA

Date: October 6, 1995					/s/ Silas R. Cross
							Silas R. Cross
							Vice President/Treasurer